SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March 2002

Van der Moolen Holding N.V.
 (Translation of Registrant’s Name into english)

Keizersgracht 307
1016 Ed Amsterdam
The Netherlands
(31) 20 535 6789
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -                .)

Schedule of Information Contained in this Report:

1.	The English language press release of Van der Moolen Holding N.V. dated March 7, 2002 announcing the results for the year ended December 31, 2001.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VAN DER MOOLEN HOLDING N.V.

Date: March 8, 2002	By:	/s/ Friedrich M.J. Bottcher

Name: Friedrich M.J. Bottcher
Title: Chairman of the Management Board

By:	/s/ Frank F. Dorjee

Name: Frank F. Dorjee
Title: Chief Financial Officer,
Member of the Management Board

Amsterdam, March 7, 2002

PRESS RELEASE

Van der Moolen: net income of € 100.7 million in 2001(1)

Van der Moolen, a specialist and market making firm active on the important US and European equity, option and bond exchanges, achieved net income from ordinary activities (before extraordinary items) of € 100.7 million in 2001, a 27% decrease from 2000. Net income from ordinary activities per common share declined by 30% from € 3.74 in 2000 to € 2.62 in 2001. Of its 258 trading days in 2001, Van der Moolen was able to close 226 of them with a positive trading result.

Net extraordinary income after taxation totaled € 26.0 million. Thus, inclusive of net extraordinary income, net income for 2001 amounted to € 126.7 million, down 13% compared with 2000.

It is proposed that Van der Moolen will pay a dividend on its common shares of € 1.10, in cash or common shares, at the shareholder’s discretion.

Key Figures

4th quarter		%		12 months		%
2001	2000(2)	change	millions of euros	2001	2000(2)	change

89.3	123.5	- 28%	Total revenues	345.1	452.2	- 24%
45.9	71.2	- 36%	Operating income before amortization of intangibles	177.5	269.0	- 34%
27.6	37.4	- 26%	Net income from ordinary activities	100.7	137.2	- 27%
537.5	301.7	+ 78%	Guarantee capital Figures per common share (euros)	537.5	301.7	+ 78%
0.72	1.02	- 29%	Net income from ordinary activities	2.62	3.74	- 30%
-	-	-	Dividend (proposed)	1.10	1.50	- 27%

1 All financial data in this release has been prepared in accordance with Dutch generally accepted accounting principles. A reconciliation of certain financial information contained in this release to US GAAP is appended.

2 Adjusted for purposes of comparison.

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F.M.J. (Fred) Böttcher, Van der Moolen’s CEO, commented, “2001 was an eventful year for us. Despite difficult market conditions, but also the sharp deterioration of our option activities, we achieved our second best earnings on record, with net income a little above € 100 million. We strengthened the firm further during 2001 with three acquisitions in the US, and our European equity and bond trading activities are developing favorably.”

Fourth Quarter Figures

In the fourth quarter of 2001, net income from ordinary activities declined by 26% compared with the same period of 2000, to € 27.6 million. Net income from ordinary activities per common share amounted to € 0.72, a 29% decrease from the € 1.02 achieved the year before. Net extraordinary expenses, after taxation, resulted in a € 2.6 million charge in the fourth quarter.

Full Year Figures for 2001

Gross revenue for 2001 declined by 24% from € 452.2 million to € 345.1 million. This decline was the result of the negative development of results from continuing activities (-31%), the contribution of acquisitions (+3%) and currency effects, primarily the decline of the euro relative to the US dollar (+4%). The main reason for the reduced contribution from continuing operations was the decline in value traded and price volatility from the boom levels of 2000.

Revenues from option activities in both Europe and the US developed poorly during the year. Measures to improve the balance between risk and reward in these activities are already in train, and are expected to result in improved performance in 2002. The negative revenue contribution of Cohen, Duffy, McGowan, in which we acquired a 51% interest on July 11, 2001, limited the contribution of acquisitions to the growth of 2001 revenues.

Revenues from US-based activities declined by 15% from 2000 levels as a result of developments at our option units and general market conditions affecting Van der Moolen Specialists USA. European revenues declined by 42%, due to lower contributions from Amsterdam and Cologne. We realized 76% of our 2001 revenues in the US, compared with 68% in 2000.

Transaction costs increased from € 28.4 million in 2000 to € 32.9 million in 2001. The increase is largely explained by our expanded base of business.

Operating expenses declined by 13% to € 134.7 million (€ 154.8 million in 2000). Fixed costs, including salary costs, rose as a portion of total revenues from 16% in 2000 to 27%, largely as a result of a 39% increase in salary expenditure, communications and IT costs and the decline in revenues. The increase in these costs was the result of consolidating firms acquired during 2001.

Variable personnel costs, which consist of bonus payments, fell by € 41.1 million (- 49%) compared to 2000.

Operating income (before extraordinary items and amortization of intangibles) amounted to € 177.5 million in 2001, a 34% decline relative to the € 269.0 million we were able to achieve in 2000. Of this figure, 80% was contributed by our operations in the US and 20% from Europe (compared with 74% and 26%, respectively, the year before).

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Our operating margin (before extraordinaries and amortization of intangibles) was 51% last year, compared with 59% in 2000.

Amortization of intangibles, arising from the acquisitions of Cohen Duffy McGowan, Scavone McKenna Cloud and Stern & Kennedy, amounted to € 2.5 million. In conformity with changes in Dutch accounting practice, from January 1, 2001, Van der Moolen capitalizes goodwill arising on acquisition. Goodwill arising on acquisitions closed prior to the beginning of 2001 was charged directly against Shareholders’ equity, and this treatment has not been re-stated.

The effective tax burden on income from ordinary activities (after deduction of minority interest on a pre-tax basis) declined from 37% in 2000 to 28% in 2001. The revenue decline last year led to an increase in the effect of the fiscal amortization of goodwill in the US which we had previously charged against Shareholders’ equity, as well as a relative increase in the tax benefits of our “Group Financing Entity”. The Group Financing Entity provides tax-efficient financing for the Group as a whole. In addition, a lower effective tax rate in Germany also had a beneficial influence on the effective tax burden.

Net income from ordinary activities (before extraordinary income but after minority interest) amounted to € 100.7 million, 27% below the € 137.2 million earned in 2000. Included in net income is an aggregate net loss of € 12.4 million from option activities in the US and Europe.

Net extraordinary income after taxation amounted to € 26.0 million in 2001, compared with € 7.8 million in 2000. Extraordinary income arose last year from the sale of our interest in Euronext NV, while the extraordinary expense principally comprised the costs of our listing on the NYSE and reorganization expenses.

Total net income for 2001 was € 126.7 million, compared with € 145.0 million in 2000.

Net income from ordinary activities (excluding net extraordinary income but after payment of dividends on financing preferred shares), calculated on the basis of weighted average number of common shares outstanding, was € 2.62 in 2001, compared to € 3.74 in 2000, a 30% decrease.

Balance Sheet

The Balance Sheet total rose from € 948.5 million in 2000 to € 2,071.6 million at the end of 2001. This increase came about primarily as a result of the three acquisitions closed during the year and the start-up of the bond trading operation in London. The increase was greater as a result of the change in Dutch treatment of goodwill and other intangibles during the year, as a result of which such assets are now capitalized. Shareholders’ equity rose from € 188.5 million to € 265.7 million during the year.

From the beginning of 2001, we present our accounts before appropriation of earnings, in conformity with international accounting practice. Figures for earlier years have been adjusted to facilitate comparison. Our solvency ratio (Group equity ÷ Balance Sheet total) declined from 23% at the end of 2000 to 16% at the end of 2001. Guarantee capital (Group equity + the long-term portion of subordinated indebtedness) rose to € 537.5 million at the end of 2001 from € 301.7 million at the end of the prior year. This increase was the result of a € 77.2 million increase in Shareholders’ equity noted above, a € 37.4 million increase in Minority Interest and a € 121.2 million increase in long-term subordinated debt. As a percentage of the Balance Sheet total, Guarantee capital declined from 32% at the end of 2000 to 26% at the end of 2001.

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Proposed Dividend

Van der Moolen will propose to its Annual General Meeting of Shareholders on April 10, 2002 to pay a dividend of € 1.10 per share to holders of its common shares (€ 1.50 in 2000, after adjustment for the 3:1 share split). The dividend may be received in the form of cash or common shares, at the shareholder’s discretion.

Outlook

Fred Böttcher said, “Van der Moolen has begun 2002 from a strong position and with a number of promising projects under way. Autonomous growth of our European trading activities and the reorganization of our options businesses will demand much of our attention, but Van der Moolen is a flexible organization which can react quickly to changes in its environment. We expect that environment to remain uncertain in the near term, with relatively low levels of activity and volatility in most markets. The organizational strengths we have built give us confidence about our prospects for 2002.”

Addition to the Management Board

At the Annual General Meeting of Shareholders on April 10, 2002, the Supervisory Board will propose Mr. J.P. Cleaver, Jr. for membership on the Management Board of Van der Moolen Holding. Mr. Cleaver is, and will remain, Chairman of the Management Committee of Van der Moolen Specialists USA.

Launch of the ‘Direct Access’ Broker Kenny & Co.

Through a 75% interest in Kenny & Co., on January 4, 2002 Van der Moolen launched a ‘direct access’ agency brokerage activity which provides ‘virtual presence’ on the NYSE floor to its customers in the US and abroad. Kenny & Co. operates completely separately from Van der Moolen Specialists USA.

For further information, please contact Tom Schram, telephone +31-20-535-6789, e-mail tschram@vandermoolen.com.

For additional information on Van der Moolen, please consult www.vandermoolen.com.

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Van der Moolen Holding N.V.

Consolidated Profit and Loss Account
(Dutch GAAP)

4th quarter	4th quarter	change	(amounts in millions of euros,	12 months	12 months	change
2001	2000 (1)	in %	except per share)	2001	2000 (1)	in %

2.1	7.0		Dutch Specialist	18.8	35.0
63.2	81.4		Non-Dutch Specialist	245.3	285.8
6.0	3.9		Dutch market making	15.3	29.4
11.3	25.0		Non-Dutch market making	49.5	94.3
6.7	6.2		Other activities	16.2	7.7

89.3	123.5	(28%)	Total revenues	345.1	452.2	(24%)
10.4	7.4	41%	Transaction costs	32.9	28.4	16%

78.9	116.1	(32%)	Net revenues	312.2	423.8	(26%)
14.4	10.4		Fixed personnel expenses	48.1	34.7
8.7	22.8		Variable personnel expenses	43.0	84.1
6.1	4.0		Information and communications costs	20.3	14.3
3.0	6.4		General expenses	20.8	18.9
0.8	1.3		Depreciation	2.5	2.8
33.0	44.9	(27%)	Total operating expenses	134.7	154.8	(13%)
45.9	71.2	(36%)	Operating income before amortization of intangible fixed assets	177.5	269.0	(34%)
1.2	-		Amortization of intangible fixed asset (2)	2.5	—
44.7	71.2	(37%)	Operating income after amortization of intangible fixed assets	175.0	269.0	(35%)
(3.9)	(2.1)	(86%)	Net interest expense	(10.4)	(6.4)	(63%)
40.8	69.1	(41%)	Income from ordinary activities before taxation	164.6	262.6	(37%)
9.7	19.0	(49%)	Taxation	38.6	82.0	(53%)
31.1	50.1	(38%)	Income from ordinary activities after taxation	126.0	180.6	(30%)
-	10.5		Extraordinary income after taxation	32.4	10.5
(2.6)	(2.7)		Extraordinary expense after taxation	(6.4)	(2.7)
28.5	57.9	(51%)	Group income after taxation	152.0	188.4	(19%)
3.5	12.7	(72%)	Minority interest	25.3	43.4	(42%)
25.0	45.2	(45%)	Net Income	126.7	145.0	(13%)

27.6	37.4	(26%)	Net income from ordinary activities	100.7	137.2	(27%)
0.7	0.7		Dividends on preferred shares	2.9	2.8

26.9	36.7		Net income from ordinary activities attributable to holders of common shares	97.8	134.4
37,354,991	35,909,376	+ 4%	Average number of common shares outstanding	37,354,991	35,909,376	+ 4%
€0.72	€1.02	(29%)	Net income from ordinary activities per common share	€2.62	€3.74	(30%)

(1)	Adjusted for purpose of comparison.

(2)	From the beginning of 2001, intangible fixed assets arising on acquisitions after January 1, 2001, have been capitalized and amortized over periods ranging from 15 to 40 years.

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Van der Moolen Holding N.V.

Consolidated Balance Sheet
Dutch Gaap

(amounts in millions of euros)	December 31, 2001		December 31, 2000 (1)

Assets
Fixed assets
Intangible fixed assets	159.4		—
Tangible fixed assets	11.1		7.9
Financial fixed assets	67.1		83.4
		237.6		91.3
Current assets
Long positions securities	775.7		479.7
Clearing organizations and professional parties	723.1		143.7
Accrued and other receivables	31.0		11.9
Cash	304.2		221.9
		1,834.0		857.2
Total assets		2,071.6		948.5
Shareholders’ equity and liabiliaties
Shareholders’ equity	265.7		188.5
Minority interests	64.1		26.7
Group equity	329.8		215.2
Subordinated debt	207.7		86.5
Guarantee capital		537.5		301.7
Provisions		14.7		14.1
Long- term liabilities		7.3		7.6
Current liabilities
Short positions securities	1,178.4		403.8
Clearing organizations and professional parties	151.6		70.3
Short-term loans	65.5		13.1
Advances by clearing organizations	46.7		9.2
Accrued and other liabilities	69.9		128.7
		1,512.1		625.1
Total shareholders’ equity and liabilities		2,071.6		948.5

(1)	Adjusted for purpose of comparison

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Van der Moolen Holding N.V.

net income and shareholders’ equity
(US GAAP, unaudited)

	12 months	12 months
(Amounts in € millions except for per share data)	2001	2000

Net income in accordance with Dutch GAAP	126.7	145.0
Adjustments to reported net income
Goodwill amortization	(17.9)	(14.8)
Pension costs	1.5	1.8
Stock options	(5.0)	(4.0)
Provisions	(4.0)	—
Other	(4.4)	0.2
Income taxes	(4.8)	(4.0)

Net income in accordance with US GAAP	92.1	124.2
Dividends on preferred financing shares	(2.9)	(2.8)

Net income in accordance with US GAAP attributable to common shares	89.2	121.4
Weighted average number of common shares outstanding	37,354,991	35,909,376
Earnings per common share in accordance with Dutch GAAP
- basic earnings	€ 2.62	€3.74
- total earnings	€ 3.32	€3.96
Basic earnings per common share in accordance with US GAAP	€ 2.39	€3.38
Dilutive weighted average of common shares outstanding	37,666,982	36,307,422
Diluted earnings per common share in accordance with US GAAP	€ 2.37	€3.34

	December 31,	December 31,
(Amounts in € millions)	2001	2000

Shareholders’ equity in accordance with Dutch GAAP	265.7	188.5
Adjustments to reported equity
Goodwill	343.1	341.0
Pensions	8.7	10.2
Taxes	(16.5)	(11.2)
Other	2.7	8.9

Shareholders’ equity in accordance with US GAAP	603.7	537.4

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Van der Moolen trades on the important equity and derivatives exchanges of Europe and the United States. As an all systems trader, it is active in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of more than 10% of transaction volume. Van der Moolen’s traders execute an average of 75,000 trades a day. Turnover and price volatility are the most important factors influencing its results. Van der Moolen’s shares are listed on Euronext Amsterdam (VDM.AS) and its American Depositary Receipts are listed on the NYSE (VDM). The share price can be followed on www.vandermoolen.com.

Certain statements contained in this press release constitute “forward-looking statements”. These statements, which contain the words “anticipate”, “believe”, “intend”, “estimate”, “expect” and words of similar meaning, reflect management’s beliefs and expectations and are subject to risks and uncertainties that may cause actual results to differ materially. As a result, readers are cautioned not to place undue reliance on such forward-looking statements, and are referred to the documents filed by the Company with the U.S. Securities and Exchange Commission, specifically our most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ. The Company disclaims any obligation to update its view of such risks and uncertainties or to publicly announce the result of any revisions to the forward-looking statements made herein, except where it would be required to do so under applicable law. Readers should note that we do not expect to issue US GAAP earnings guidance.

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